Exhibit 99.(a)(1)(B)

FROM:	Gelu Voicu
SUBJECT:	Stock Option Exchange Program
DATE:	February 14, 2007

Today, I am happy to announce that we are offering you the opportunity to participate in an Employee Stock Option Exchange Program. Stock options are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. Many of the currently outstanding stock options held by employees and consultants are "underwater," which means that the per share exercise prices of the stock options are greater than the current fair market value of our common stock. As a result, the board of directors has approved a Stock Option Exchange Program, which is structured to help assure that employees and consultants receive appropriate incentive to continue to grow our business and meet our objectives.

The Stock Option Exchange Program will allow you to exchange outstanding unexercised stock options priced at or above $4.00 per share that were granted under our 1998 Special Equity Incentive Plan or our Amended and Restated 2003 Stock Incentive Plan for new stock options. For every share subject to an option that you elect to exchange, you will receive a new option for half of a share. These new stock options will be granted on the same day that the exchanged stock options are cancelled. The price of these new options will be the fair market value of our common stock on the new option grant date, which will be the closing price of our common stock on the Nasdaq Global Market on the date of the new grant. Regardless of whether the options you exchange were vested, the new options will vest as to 1/36th of the shares subject to the new option each month commencing one month from the new option grant date (subject to your continued employment or service).

The Stock Option Exchange Program is being made under the terms and subject to the conditions of the Offer to Exchange Certain Outstanding Options Priced At or Above $4.00 Per Share for New Stock Options (the "Offer to Exchange") and the related election form and withdrawal form, which are attached to this email.

You should read all of these documents carefully before you decide whether to participate in the offer. We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included some frequently asked questions with answers as part of the Offer to Exchange.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Stock Option Exchange Program, you must properly complete and sign the election form and return it to Rosa Vasquez before the offer expires (currently expected to be 5:00 p.m., U.S. Pacific Standard Time, on March 16, 2007) by facsimile at +1 (408) 542-1406, or by hand, or by Federal Express (or similar delivery service) at Catalyst Semiconductor, Inc., 2975 Stender Way, Santa Clara, CA 95054 U.S.A. If Rosa Vasquez has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current options.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not describe the terms and conditions that apply. Please direct any questions you may have to Rosa Vasquez at the following telephone number:

    Rosa Vasquez
    +1 (408) 542-1051

Finally, I want to commend all of you for your continued commitment both to Catalyst Semiconductor and to our customers.

Sincerely,
Gelu